UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Form 6K dated July 25, 2025
2.	Filing of Form 20F dated July 25, 2025

July 25, 2025

The United States

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Attn.: Filing Desk

Dear Sir/Madam,

Subject:	Filing of Annual Report in Form 20-F for the year ended March 31, 2025

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, signed copy of the Company’s Report on Form 6-K dated July 25, 2025 in connection with filing of Annual Report in Form 20-F with Securities and Exchange Commission for the year ended March 31, 2025. We enclose herewith the details of Form 20-F as forwarded to Indian Stock Exchanges in this regard.

This is for your reference and records.

Yours sincerely,

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Associate Leadership Team

Encl.: As above

ICICI Bank Limited L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Filing of Form 20-F

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2025 (FY2025) on July 25, 2025, as required by United States securities regulations. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity respectively, under U.S. GAAP, approved by the Audit Committee of the Board.

There are differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, securitization, income taxes and fixed assets.

The consolidated profit after tax under Indian GAAP increased from Rs. 44,256 crore (US$ 5,180 million) in FY2024 to Rs. 51,029 crore (US$ 5,973 million) in FY2025. The consolidated net income under U.S. GAAP in FY2025 was Rs. 51,354 crore (US$ 6,011 million) compared to Rs. 61,376 crore (US$ 7,184 million) in FY2024.

Stockholders’ equity as per U.S. GAAP was Rs. 365,480 crore (US$ 42.8 billion) compared to the consolidated net worth as per Indian GAAP of Rs. 313,906 crore (US$ 36.7 billion) at March 31, 2025. The reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP is explained in note 21 of the consolidated financial statements of the Bank in Form 20-F.

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the Securities and Exchange Commission, ICICI Bank files annual report in Form 20-F with the SEC as required by U.S. securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements under Indian GAAP, with a reconciliation of profit after tax and net worth under Indian GAAP to net income and stockholders' equity respectively, under U.S. GAAP and a description of differences between Indian GAAP and U.S. GAAP.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Annual reports" page of ICICI Bank's website:

(https://www.sec.gov/Archives/edgar/data/1103838/000095010325009269/dp231278_20f.htm)

ICICI Bank Limited L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

For further press queries please contact Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com.

For investor queries please contact Abhinek Bhargava / Nitesh Kalantri at abhinek.bhargava@icicibank.com / nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10 million

US$ amounts represent convenience translations at US$1= Rs. 85.43

Mumbai	For ICICI Bank Limited
July 25, 2025
/s/ Anindya Banerjee
Anindya Banerjee
Group Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: July 25, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team